FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Report of Material Event dated May 4, 2015 regarding payment of dividend

For Immediate Release

Inquiries – Please contact:
Mr. Andres Veszpremy
General Counsel
Phone :(56 2) 2351 1187
E-mail: aveszpremy@provida.cl

Santiago, Chile – May 04, 2015

A.F.P. PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

Mr. Carlo Ljubetic Rich, Alternate Chief Executive Officer of AFP Provida, has reported a material event to the Superintendent of Pensions (SUPEN), to the Superintendent of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges. This communication informed the following:

Please be advised that on April 30, 2015, the General Shareholders Meeting of AFP Provida approved the payment of a definitive dividend of Ch$174 per share. This dividend will be paid on May 28, 2015. The Record Date for this dividend will be May 22, 2015. This dividend is assessed by income tax pursuant to law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date:	May 4, 2015	By:	/s/ Andrés Veszprémy
			Name:	Andrés Veszprémy
			Title:	General Counsel

Date:	May 4, 2015	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Chief Financial Officer